mn



SECURI[...] N

1/13/13
1/13/14

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	February 28, 2010
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 45411

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 11/1/12 (MM/DD/YY) AND ENDING 10/31/13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: RBC Capital Markets LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

____
(No. and Street)

____
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

____
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte + Touche
(Name – *if individual, state last, first, middle name*)

____
(Address) (City) (State) (Zip Code)

CHECK ONE:

☐ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

2/7/14

RBC CAPITAL MARKETS, LLC & SUBSIDIARIES

(A Wholly-owned Subsidiary of RBC USA Holdco Corporation)
(SEC I.D. No. 8-45411)

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
AS OF OCTOBER 31, 2013
AND
INDEPENDENT AUDITORS' REPORT
AND
SUPPLEMENTAL REPORT ON INTERNAL CONTROL

Filed pursuant to Rule 17a-5(e)(3) under the
Securities Exchange Act of 1934
as a PUBLIC DOCUMENT.

RBC CAPITAL MARKETS, LLC & SUBSIDIARIES
(A Wholly-owned Subsidiary of RBC USA Holdco Corporation)

TABLE OF CONTENTS

Deloitte.

Deloitte & Touche LLP
30 Rockefeller Plaza
New York, NY 10112-0015
USA

Tel: +1 212 492 4000
Fax: +1 212 489 1687
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Members of
RBC Capital Markets, LLC & Subsidiaries
New York, New York

We have audited the accompanying consolidated statement of financial condition of RBC Capital Markets, LLC and Subsidiaries (the "Company") as of October 31, 2013, and the related notes (the "consolidated financial statement"), you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934.

Management's Responsibility for the Consolidated Financial Statement

Management is responsible for the preparation and fair presentation of this consolidated financial statement in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the consolidated financial statement that is free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on this consolidated financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statement is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statement. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the consolidated financial statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the consolidated financial statement in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statement.

We believe the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statement referred to above presents fairly, in all material respects, the financial position of RBC Capital Markets, LLC & Subsidiaries as of October 31, 2013, in accordance with accounting principles generally accepted in the United States of America.



December 23, 2013

RBC CAPITAL MARKETS, LLC & SUBSIDIARIES
(A Wholly-owned Subsidiary of RBC USA Holdco Corporation)

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
OCTOBER 31, 2013
(In thousands)

ASSETS	
Cash and cash equivalents (includes $15,068 related to consolidated VIEs)	$ 253,768
Cash and securities segregated under Federal and other regulations (including securities of $806,912, at fair value)	1,761,586
Securities purchased under agreements to resell, at fair value	30,841,366
Securities borrowed	8,464,706
Securities received as collateral	182,734
Securities owned, at fair value (including securities pledged of $7,266,476) (includes $3,564,655 related to consolidated VIEs)	18,152,081
Receivable from broker-dealers and clearing organizations	3,181,107
Receivable from Parent and affiliates	145,662
Receivable from customers	1,352,202
Other receivables	402,624
Fixed assets — net	341,028
Goodwill	1,746,550
Other assets (includes $4,727 related to consolidated VIEs)	943,820
TOTAL ASSETS	$ 67,769,234
LIABILITIES AND MEMBERS' EQUITY	
Drafts payable	$ 97,506
Short-term borrowings (includes $3,576,355 of beneficial interest issued by consolidated VIEs)	6,657,604
Securities sold under agreements to repurchase, at fair value	32,686,117
Securities loaned	3,003,447
Obligation to return securities received as collateral	182,734
Securities sold, but not yet purchased, at fair value	10,767,287
Payable to broker-dealers and clearing organizations	438,225
Payable to affiliates	3,328,402
Payable to customers	2,121,814
Accounts payable and accrued liabilities (includes $4,746 of liabilities of consolidated VIEs)	476,557
Accrued compensation	2,153,261
Long-term borrowings with affiliates	400,000
	62,312,954
Liabilities subordinated to claims of general creditors from affiliates	1,400,000
MEMBERS' EQUITY:	
Preferred member's interest	10
Common members' interest	3,517,837
Retained earnings	538,433
Total members' equity	4,056,280
TOTAL LIABILITIES AND MEMBERS' EQUITY	$ 67,769,234

See notes to the consolidated statement of financial condition.

1. ORGANIZATION AND NATURE OF BUSINESS

RBC Capital Markets, LLC, a Minnesota limited liability company, (the "Company") is a wholly-owned subsidiary of RBC USA Holdco Corporation ("Holdco" or "Parent") which is a Delaware corporation. Holdco is a wholly-owned subsidiary of Royal Bank of Canada ("RBC" or "Ultimate Parent"). The consolidated statement of financial condition includes the Company, its wholly-owned subsidiaries (the "Subsidiaries") and consolidated variable interest entities ("VIEs").

The Company is a registered broker-dealer under the Securities Exchange Act of 1934, a Futures Commission Merchant and a member of the New York Stock Exchange ("NYSE") and other securities and commodities exchanges. The Company offers full-service brokerage and investment banking services to individual, institutional, corporate and governmental clients. The Company provides asset management services for its customers and clearing services to unaffiliated correspondent firms. The Company is a clearing broker for affiliated broker-dealers.

On November 1, 2012, RBC Municipal Products, LLC ("MPLLC"), an affiliate under common control with the Company, was merged into the Company (the "Merger"). MPLLC is primarily engaged in structuring tender-option municipal bond ("TOBs") securitizations. MPLLC acquires municipal bonds primarily underwritten by the Company, wraps them with a guarantee issued by an affiliated RBC entity, and sells the floating certificates to third parties through securitization transactions while retaining a residual interest in the issuing trusts. MPLLC is also a trustor in third party TOBs where it does not retain a residual certificate and both floating and residual certificates are held by third party investors. Most of the municipal bond securitization entities are considered variable interest entities that are consolidated by MPLLC.

The Merger was accounted for as a transaction among entities under common control. The historical carrying amounts of the assets, liabilities and equity of MPLLC were consolidated into the Company as of the merger date, and on a retrospective basis for all prior periods. The merger did not have any significant impact on the Company's regulatory calculations.

The Merger resulted in an increase of $3.2 billion in assets, and $40.3 million in members' equity on the Company's consolidated statement of financial condition as of November 1, 2012.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation — The Company's consolidated statement of financial condition conforms to accounting principles generally accepted in the United States of America ("GAAP"). The consolidated statement of financial condition includes the accounts of the

Company, its Subsidiaries and consolidated VIEs. Intercompany transactions have been eliminated in consolidation.

The Company applies the "VIE subsections" of Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 810, *Consolidation*, which provide guidance on how to identify a VIE and how to determine when assets, liabilities, noncontrolling interests, and results of operations of a VIE need to be included in the Company's consolidated statement of financial condition (see Note 20).

Cash and Cash Equivalents — Cash and cash equivalents include cash on hand, cash in depository accounts with other financial institutions, and money market investments with original maturities of 90 days or less.

Cash and Securities Segregated Under Federal and Other Regulations — The Company is required by its regulators to segregate cash and securities to satisfy rules regarding the protection of customer assets.

Securities Purchased Under Agreement to Resell and Securities Sold Under Agreements to Repurchase — The Company purchases securities under agreements to resell ("reverse repurchase agreements") and takes possession of these securities. Reverse repurchase agreements are treated as collateralized lending transactions whereby the Company monitors the market value of the securities purchased and additional collateral is obtained when appropriate. The Company also has the right to liquidate the collateral held in the event of counterparty default. The Company also sells securities under agreements to repurchase ("repurchase agreements"), which are treated as collateralized borrowing transactions.

Reverse repurchase agreements and repurchase agreements are carried on the consolidated statement of financial condition at fair value.

Reverse repurchase and repurchase agreements with the same counterparty are presented on a net basis in the consolidated statement of financial condition when the criteria for netting repurchase and resell agreements in ASC 210-20, *Offsetting*, are met.

Securities Borrowed and Securities Loaned — Securities borrowed and securities loaned transactions are recorded at the amount of cash collateral advanced or received. Securities borrowed transactions require the Company to deposit cash, securities, letters of credit, or other collateral with the lender. With respect to securities loaned, it is the policy of the Company to receive collateral in the form of cash, securities or other collateral in an amount equal to or in excess of the market value of securities loaned. The Company monitors the market value of securities borrowed and loaned on a daily basis, with additional collateral obtained or refunded as appropriate.

Securities borrowed and securities loaned also include transactions where the Company acts as a lender in securities lending agreements and receives securities as collateral. In accordance with ASC 860, *Transfers and Servicing*, the market value of securities received is recognized as an asset and a liability on the consolidated statement of financial condition.

Securities Owned and Securities Sold, But Not Yet Purchased — Securities transactions in regular-way trades are recorded on the trade date. Securities transactions that do not have a regular-way settlement are treated as derivatives.

Amounts receivable and payable for regular-way securities transactions that have not reached their contractual settlement date are recorded net in receivable from or payable to broker-dealers and clearing organizations on the consolidated statement of financial condition.

Customer Receivables and Payables — Customer receivables and payables include cash and margin transactions in accounts of customers as defined by SEC Rule 15c3-3. Customer transactions are recorded on the consolidated statement of financial condition on a settlement date basis. Receivable and payable balances in the same account are reflected net.

Securities owned by customers, including those that collateralize margin or other similar transactions, are not reflected on the consolidated statement of financial condition.

Other Receivables — Included in other receivables are forgivable loans made to financial consultants and other employees. These loans are forgivable based on continued employment and are amortized on a straight-line basis over the term of the loans, which is generally two to nine years. As of October 31, 2013, forgivable loans, net of accumulated amortization of $205.0 million, amounted to $244.1 million.

Fixed Assets — Depreciation for equipment and furniture is provided on a straight-line basis using estimated useful lives of one to five years. Leasehold improvements are amortized over the lesser of the economic useful life of the improvement or the term of the lease. Capitalized software costs are amortized on a straight-line basis over the estimated economic life, generally over three to five years. Depreciation for equipment and furniture and amortization for leasehold improvements and capitalized software commence on the date placed into service. Depreciation and amortization for work in progress also begins when the assets are placed in service.

Goodwill and Intangible Assets —ASC 350, *Intangibles — Goodwill and Other*, requires, at a minimum, an annual assessment of the recoverability of goodwill using a two-step process. Goodwill is required to be tested more frequently when there are indications of impairment. The first step of the impairment test involves a comparison of the fair value of the reporting unit to its carrying value. If the carrying value is higher than the fair value or there is an indication that impairment may exist, a second step must be performed to compute the amount of the impairment, if any. The Company performed its annual assessment as of August 1, 2013, and no impairment loss was recorded as a result of this test.

There was no change in the carrying amount of goodwill for the year ended October 31, 2013.

The Company's intangible assets, which include customer relationships and are recorded in other assets on the consolidated statement of financial condition, have finite lives and are amortized over their estimated useful lives of three to ten years on a straight-line basis.

Derivatives — Derivatives are used to manage the Company's exposures to interest, credit, and other market risks associated with sales and trading and compensation activities. Derivatives generally include futures, swaps, options, and forward settling securities, such as forward rate agreements and delayed settlement trades. Derivatives are reflected at fair value in other assets

and accounts payable and accrued liabilities on the consolidated statement of financial condition.

Income Taxes — The Company is a limited liability company which is taxed as a partnership, and as such does not pay federal or state income tax. The members of the Company are subject to federal and state income taxes based on their respective distributive share of the Company's income. As a result, there is no provision for federal or state income taxes. However, the Company is liable for New York City and District of Columbia unincorporated business tax. The Company is also liable for Canadian federal and provincial taxes on income of its Canadian branch.

The Company accounts for the unincorporated business tax and Canadian taxes under the asset and liability method prescribed by ASC 740, *Income Taxes*. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the consolidated statement of financial condition carrying amount of existing assets and liabilities and their respective tax bases using currently enacted tax rates.

The Company also applies the accounting principles related to the accounting for uncertainty in income taxes. These principles prescribe a recognition threshold and measurement attribute for the consolidated statement of financial condition recognition and measurement of a tax position taken or expected to be taken in a tax return. These principles provide guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition.

Employee Benefit and Deferred Compensation Plans — The Company sponsors a defined contribution retirement plan, the RBC-U.S.A. Retirement and Savings Plan (the "Plan"), available to substantially all full-time employees. Participants may contribute both on a pre-tax and/or Roth 401(k) basis, up to 50% of their eligible compensation subject to certain aggregate limitations. Participants who are at least age 50 may make additional pre-tax contributions subject to certain aggregate limits. Additionally, all participants may contribute up to another 5% of eligible compensation on an after-tax basis.

The Company generally matches employee contributions up to a maximum of 6% of eligible pre-tax and/or Roth 401(k) compensation, which is invested at the direction of the participant. Employees must complete one year of service to be eligible to receive this contribution with at least 1,000 hours of service. Company matching contributions gradually vest over the first five years of service with RBC or any of its subsidiaries, with immediate vesting on contributions after five years. The Company's policy is to fund plan costs currently.

The Company maintains a non-qualified deferred compensation plan for key employees under an arrangement called the RBC US Wealth Accumulation Plan ("WAP"). The WAP is settled in mutual fund and RBC common shares. The Company records an obligation for the vested portion of the amounts owed to employees, including the RBC stock-settled portion that requires payment of cash by the Company to its Ultimate Parent in order to effect settlement. The obligation for the WAP is accrued as a liability over the vesting periods. For the portion of the awards indexed to the value of RBC's common stock, the accrued obligation is based on the market price of RBC common shares at the end of the reporting period. See Note 16 for further information on the Company's deferred compensation plans.

The Company has a deferred bonus plan for certain key employees. Under this plan, a percentage of each employee's annual incentive bonus is deferred and accumulates dividend equivalents at the same rate as dividends on RBC common shares. While the awards are paid out generally at the end of three years, there is no substantive vesting period. The value of the deferred bonus paid will be equivalent to the original deferred bonus adjusted for dividends and changes in the market value of RBC common shares at the time the bonus is paid.

Use of Estimates — The preparation of the consolidated statement of financial condition in conformity with GAAP requires management to make estimates and assumptions which affect the amounts reported in the consolidated statement of financial condition and accompanying notes. These include: the valuation of certain securities owned and securities sold, but not yet purchased, the valuation of reverse repurchase and repurchase agreements, the valuation of derivatives, the outcome of litigation, and the recoverability of the carrying amounts of goodwill. Although these and other estimates and assumptions are based on the best available information, actual results could be materially different from these estimates.

Significant Accounting Changes —

ASC 860, Transfers and Servicing. In April 2011, the FASB issued amended guidance under ASC 860 in Accounting Standards Update ("ASU") No. 2011-03, *Reconsideration of Effective Control for Repurchase Agreements*. The amendments in ASU No. 2011-03 remove from the assessment of effective control the criterion requiring the transferor to have the ability to repurchase or redeem the financial assets on substantially the agreed terms, even in the event of default by the transferee, and the collateral maintenance implementation guidance related to that criterion. The guidance was effective for the Company beginning November 1, 2012. Adoption of this ASU did not have a material impact on the Company's consolidated statement of financial condition.

ASC 820, Fair Value Measurements and Disclosures. In May 2011, the FASB issued ASU No. 2011-04, *Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs*. The amendments to ASC 820 include guidance on the application of the highest and best use and valuation premise concepts (including an exception to the valuation premise for certain risks managed on a portfolio basis), the valuation of equity instruments, and the use of premiums and discounts representing adjustments for the size of an entity's holding of an asset or liability (specifically, blockage factors are not permitted). The amendments also include expanded disclosures, including disclosures around fair value measurements categorized within Level 3 of the fair value hierarchy, and disclosures when the entity's use of a nonfinancial asset differs from the highest and best use of that asset. The amendments in ASU No. 2011-04 are to be applied prospectively. The guidance was effective for the Company for the annual period beginning November 1, 2012. Adoption of this ASU has been reflected in the footnote disclosure and did not have an impact on the Company's consolidated statement of financial condition.

Future Accounting Changes —

ASC 210, Balance Sheet. In November 2011, the FASB issued amended guidance under ASC 210 in ASU No. 2011-11, *Disclosures about Offsetting Assets and Liabilities*. ASU No. 2011-11 amends ASC 210 to require an entity to disclose information about offsetting and related arrangements to enable users of its financial statements to understand the effect of those arrangements on its financial position. Entities will be required to disclose gross and net information about both instruments and transactions eligible for offset in the statement of financial position and instruments and transactions subject to an agreement similar to a master netting arrangement. The guidance will be applicable for the Company in the fiscal year beginning November 1, 2013. The Company does not believe adoption of this ASU will have an impact on the Company's consolidated statement of financial condition but will result in additional disclosures.

ASC 210, Balance Sheet. In January 2013, the FASB issued ASU No. 2013-01, *Clarifying the Scope of Disclosures about Offsetting Assets and Liabilities*, that clarifies which instruments and transactions are subject to the offsetting disclosure requirements established by ASU 2011-11. The ASU limits the scope of the new balance sheet offsetting disclosures to derivatives, repurchase agreements, and securities lending transactions to the extent that they are offset in the financial statements or subject to an enforceable master netting arrangement or similar agreement. This change removes trade payables and receivables from the scope of the offsetting disclosure requirements. Receivables and payables of broker-dealers resulting from their unsettled regular-way trades are also outside the scope of the disclosure requirements. The amendments also clarify that only derivatives accounted for in accordance with ASC 815, including bifurcated embedded derivatives, are within the scope of the disclosure requirements. The guidance will be applicable for the Company in the fiscal year beginning November 1, 2013. The Company does not believe adoption of this ASU will have an impact on the Company's consolidated statement of financial condition but will result in additional disclosures.

3. CASH AND SECURITIES SEGREGATED UNDER FEDERAL AND OTHER REGULATIONS

Rule 15c3-3 of the Securities Exchange Act of 1934 specifies when broker-dealers carrying customer accounts may be required to maintain cash or qualified securities in a special reserve account for the exclusive benefit of customers. At October 31, 2013, the Company had a balance of $750.0 million plus accrued interest of $0.5 million in the special reserve account.

The Company also computes a reserve requirement for the proprietary accounts of introducing brokers ("PAIB"). Based on this calculation, at October 31, 2013, the Company did not have a reserve requirement.

In addition, cash of approximately $204.2 million and securities of $806.9 million has been segregated pursuant to Section 4d(2) and Regulation 30.7 under the Commodity Exchange Act.

4. SECURITIES OWNED AND SECURITIES SOLD, BUT NOT YET PURCHASED

Securities owned and securities sold, but not yet purchased, at October 31, 2013 consisted principally of trading securities, at fair value as follows (in thousands):

	Owned	Sold, But Not Yet Purchased
U.S. and Canadian government and agency obligations	$ 8,657,032	$ 8,481,633
State and municipal obligations [1]	4,324,929	283
Corporate obligations	3,825,083	1,740,737
Equities and warrants	646,052	428,739
Commercial paper	92,575	-
Money market funds	149,551	-
Other	456,859	115,895
	$18,152,081	$ 10,767,287

(1) securities owned includes $3,564,655 related to consolidated VIEs

The Company pledges certain securities owned to meet margin requirements and to collateralize repurchase agreements and other securities financing activities. Pledged securities that can be sold or repledged by the secured party are parenthetically disclosed in securities owned, at fair value, on the consolidated statement of financial condition.

Securities sold, but not yet purchased, represent obligations of the Company to deliver specified securities at contracted prices, thereby creating an obligation to purchase the securities in the market at prevailing prices. Consequently, the Company's ultimate obligation to satisfy the sale of securities sold, but not yet purchased, may exceed the amounts recognized on the consolidated statement of financial condition.

5. RECEIVABLE/PAYABLE FROM/TO BROKER-DEALERS AND CLEARING ORGANIZATIONS

Amounts receivable from and payable to broker-dealers and clearing organizations at October 31, 2013, consisted of the following (in thousands):

	Receivable	Payable
RBC Capital Markets Arbitrage S.A. (an affiliate) ("CMA")	$1,311,233	$ -
Trade date/settlement date accrual	730,228	-
Broker-dealers (affiliates)	62,131	-
Broker-dealers and clearing organizations	580,048	38,035
Correspondent brokers	286,157	217,507
Fails to deliver/receive	127,997	162,925
Fails to deliver/receive (affiliates)	83,313	19,758
	$3,181,107	$ 438,225

6. FIXED ASSETS

The Company's fixed assets at October 31, 2013, consisted of the following (in thousands):

	Cost	Depreciation and Amortization	Net Book Value
Furniture and equipment	$ 43,462	$ 17,689	$ 25,773
Computer equipment and software	272,698	218,736	53,962
Leasehold improvements	230,525	126,137	104,388
Internally developed software	319,138	166,118	153,020
Work in Progress	3,885	-	3,885
Total	$ 869,708	$ 528,680	$ 341,028

7. OTHER ASSETS

Other assets, at October 31, 2013, consisted of the following (in thousands):

Investments primarily of the wealth accumulation plan (see Note 16)	$ 556,553
Interest and dividend receivables	146,577
Derivatives (see Note 18)	86,785
Prepaid expense	58,400
Deferred/current income taxes	34,861
Intangible assets — net of accumulated amortization of $20,568	20,980
Miscellaneous	39,664
Total other assets	$ 943,820

8. SHORT-TERM BORROWINGS

The Company has $1.2 billion in short-term (overnight) credit facilities with non-affiliated banks. These facilities are used to manage short-term liquidity needs. As of October 31, 2013, $2.0 million was outstanding under these facilities. Interest is paid monthly and is based on a floating rate equal to the federal funds rate plus a variable spread.

The Company has an $850.0 million short-term (overnight) credit facility with RBC. This facility is used to manage short-term liquidity needs. As of October 31, 2013, there was no outstanding balance under this facility. Interest is accrued daily and is based on a floating rate equal to the federal funds rate plus 0.30%.

The Company extended the $3.0 billion revolving credit agreement with RBC on August 21, 2013, now maturing on August 20, 2014. This facility is used to manage short-term liquidity needs. At October 31, 2013, the amount available was $3.0 billion and there were no borrowings under this facility. Interest is paid monthly and is based on a floating rate equal to 30-day LIBOR, as of each reset date, plus 0.70%. Loans under this facility are unsecured.

The Company has entered into a secured loan agreement with Bedford Row Funding Corp. ("Bedford Row"), an affiliate, on December 4, 2012, not to exceed $10.0 billion at any given

time. This facility is used to provide an alternative source of funding and to complement the current funding programs, which includes short-term repurchase agreement financing. As of October 31, 2013, $2.9 billion was outstanding. The fair value of securities pledged as collateral on this loan was $2.9 billion. Interest is paid monthly and is based on LIBOR (0.34%-0.52% at October 31, 2013).

The Company entered into an uncommitted money market facility agreement with RBC Investor Services Bank S.A., an affiliate, not to exceed Euro 200.0 million. This facility is used to manage short-term liquidity needs. As of October 31, 2013, the Company had $142.6 million of borrowing under this facility. Interest is based on 3 months EURIBOR (0.35% at October 31, 2013).

The Company utilizes the TOB securitization entities to finance taxable and tax-exempt municipal bond transactions. As of October 31, 2013, $3.6 billion of beneficial interest held by third parties were outstanding. See Note 20.

9. LONG-TERM BORROWINGS FROM AFFILIATES

The Company has extended the maturity of a $400.0 million term loan agreement with RB U.S. Credit Services, Inc., an affiliate. The loan now matures on July 15, 2016, with no scheduled principal payments until maturity and is unsecured. Interest is paid quarterly and is based on 90-day LIBOR, as of each reset date, plus 1.35% (1.59% at October 31, 2013).

10. LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS FROM AFFILIATES

The borrowings under subordination agreements at October 31, 2013, are as follows (in thousands):

Subordinated debt entered into on March 2, 2012 with RBC USA Holdco Corporation, the Parent, maturing on March 2, 2017. The borrowing is non-interest bearing.	$ 1,386,000
Subordinated debt entered into on March 2, 2012 with RB CM Member Corp., the Parent, maturing on March 2, 2017. The borrowing is non-interest bearing.	14,000
Total	$ 1,400,000

All liabilities subordinated to claims of general creditors are covered by agreements approved by the Financial Industry Regulatory Authority, Inc. ("FINRA") and are available for computing the Company's net capital pursuant to the Securities and Exchange Commission's uniform net capital rule. To the extent such liabilities are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid. See Note 22.

11. ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

Accounts payable and accrued liabilities, at October 31, 2013, consisted of the following (in thousands):

Interest and dividend payable	$ 105,888
Deferred revenue	74,922
Derivatives (see Note 18)	62,294
Accrued rent	50,898
Legal/regulatory accruals	39,401
Syndicate proceeds payable	32,190
Accounts payable	31,023
Employee benefit accruals	20,915
Lease obligations	11,556
Miscellaneous	47,470
Total accounts payable and accrued liabilities	$ 476,557

12. COMMITMENTS AND CONTINGENT LIABILITIES

Leases — The Company leases office space, furniture, and communications and information technology equipment under various non-cancelable operating and capital leases. Most office space lease agreements include rate increases, which are recognized on a straight-line basis over the life of the lease, and cover payments of real estate taxes, insurance, and other occupancy expenses. At October 31, 2013, the aggregate future minimum rental payments were as follows (in thousands):

Year	Gross Commitment	Sublease Income	Net Commitment
2014	$ 91,384	$ (3,748)	$ 87,636
2015	80,658	(2,789)	77,869
2016	67,048	(1,581)	65,467
2017	60,774	(1,537)	59,237
2018	51,356	(1,550)	49,806
Thereafter	135,953	(131)	135,822
Total	$487,173	$ (11,336)	$475,837

Exchange and Clearing Memberships — The Company maintains memberships with various domestic exchanges and clearinghouses. Exchange memberships owned by the Company are carried at cost as an intangible asset in other assets on the consolidated statement of financial condition and assessed periodically for potential impairment in accordance with ASC 940, *Financial Services — Brokers and Dealers*.

Under the standard membership agreements, members are generally required to guarantee the performance of other members. Under the agreements, if a member becomes unable to satisfy its obligations to the clearinghouse, other members would be required to meet these shortfalls. To mitigate these performance risks, the exchanges and clearinghouses often require members to post collateral. The Company's obligation under such guarantees could exceed the collateral

amounts posted. The Company's maximum potential liability under these arrangements cannot be quantified. However, the potential for the Company to be required to make payments under these arrangements is remote. Accordingly, no contingent liability was recorded for these arrangements at October 31, 2013.

Litigation — The Company has been named, as a defendant in various legal actions, including arbitrations, class actions and other litigation, arising in connection with its activities as a broker-dealer. Certain of the actual or threatened legal actions include claims for substantial compensatory and/or punitive damages or claims for indeterminate amounts of damages. The Company is also involved, in other reviews, investigations and proceedings (both formal and informal) by governmental and self-regulatory agencies regarding the Company's business, including, among other matters, accounting and operational matters, certain of which may result in adverse judgments, settlements, fines, penalties, injunctions or other relief.

The Company contests liability and/or the amount of damages as appropriate in each pending matter. In view of the inherent difficulty of predicting the outcome of such matters, particularly in cases where claimants seek substantial or indeterminate damages or where investigations and proceedings are in the early stages, the Company cannot predict the loss or range of loss, if any, related to such matters; how or if such matters will be resolved; when they will ultimately be resolved; or what the eventual settlement, fine, penalty or other relief, if any, might be. Subject to the foregoing, the Company believes, based on current knowledge and after consultation with counsel, that the outcome of such pending matters will not have a material adverse effect on the consolidated statement of financial condition of the Company.

Legal accruals have been established in accordance with the requirements for accounting for contingencies. Once established, accruals are adjusted when there is more information available or when an event occurs requiring a change. There is a reasonable possibility that an additional loss may be incurred beyond the amount of legal accruals depending on the ultimate outcome of legal actions for which the Company is involved.

13. MEMBERS' EQUITY

The Company has 200,200 common membership interests, which are owned by Holdco.

The Company also has one preferred membership interest owned by RB CM Pref Holdco Corp., an affiliate.

The Company made four distributions totaling $372.5 million for the year ended October 31, 2013 to its Parent.

14. INCOME TAXES

The Company has no uncertain tax positions as of October 31, 2013.

The Company has open tax years subject to examination for federal and state tax filings. The following are the major tax jurisdictions in which the Company operates and the earliest tax year subject to examination.

Jurisdiction	Tax Year
Canada	2006
United States	2006

15. CREDIT QUALITY AND MARKET RISK

The Company's clearance activities involve the execution, settlement and financing of customers' securities and futures transactions. Customers' securities activities are transacted on either a cash or margin basis, while customers' futures transactions are generally transacted on a margin basis subject to exchange regulations.

In connection with the customer clearance activities, the Company executes and clears customer transactions involving the sales of securities short ("short sales"), entering into futures transactions and the writing of option contracts. Short sales require the Company to borrow securities to settle customer short sale transactions and, as such, these transactions may expose the Company to loss if customers are unable to fulfill their contractual obligations and customers' collateral balances are insufficient to fully cover their losses. In the event customers fail to satisfy their obligations, the Company may be required to purchase financial instruments at prevailing market prices in order to fulfill the customers' obligations.

The Company seeks to control the risks associated with its customers' activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company monitors required margin levels and, pursuant to such guidelines, may require customers to deposit additional cash or collateral, or to reduce positions, when deemed necessary. The Company also establishes credit limits for customers engaged in futures activities and monitors credit compliance. Additionally, with respect to the Company's correspondent clearing activities, introducing correspondent firms generally guarantee the contractual obligations of their customers. Further, the Company seeks to reduce credit risk by entering into netting agreements with customers, which permit receivables and payables with such customers to be offset in the event of a customer default.

In connection with the Company's customer financing and securities settlement activities, the Company may pledge customers' securities as collateral to satisfy the Company's exchange margin deposit requirements or to support its various secured financing sources such as bank loans, securities loaned and repurchase agreements. In the event counterparties are unable to meet their contractual obligations to return customers' securities pledged as collateral, the Company may be exposed to the risk of acquiring the securities at prevailing market prices to satisfy its obligations to such customers. The Company seeks to control this risk by monitoring the market value of securities pledged and by requiring adjustments of collateral levels in the

event of excess exposure. Moreover, the Company establishes credit limits for such activities and monitors credit compliance.

16. DEFERRED COMPENSATION PLANS

Wealth Accumulation Plan — The Company maintains a non-qualified deferred compensation plan for key employees under an arrangement called the RBC US Wealth Accumulation Plan. Awards are made to the plan based on certain performance metrics. In addition, the plan allows eligible employees to make voluntary deferrals of their annual income. All voluntary deferrals and awards are allocated among various fund choices, which include an RBC Share Account that tracks the value of RBC common shares. The fair value of matching contributions is based on quoted market prices. Employee deferrals are immediately 100% vested. Awards generally vest over a period of five years starting after the grant year. Employees are entitled to the investment returns on their balances based on the performance of the mutual funds they select as well as RBC common shares. In connection with its obligations under the WAP, the Company has purchased shares of the various mutual funds offered in the plan.

The Company also entered into total return swaps with an affiliate of RBC related to its RBC Share Account obligation under the Plan, which expire on various dates ending March 2016. Under the swap agreements, the Company pays interest to the counterparty at a rate based on 90 day LIBOR plus a spread (ranging from 0.02% to 0.17%) on the notional value in exchange for receiving the rate of return on RBC common stock on the notional value.

The table below summarizes the assets and liabilities related to the WAP as of October 31, 2013 of which are included in other assets and accrued compensation, respectively, on the consolidated statement of financial condition.

	(in millions)
Assets	
Mutual fund investments at fair value	$ 550.2
Fair value of total return swap (notional amount of $239.3 million)	22.1
Liabilities	
Accrued compensation	$ 895.9

Deferred Compensation — The Company has a deferred bonus plan for certain key employees. Under this plan, a percentage of each employee's annual incentive bonus is deferred and accumulates dividend equivalents at the same rate as dividends on RBC common shares. The awards are paid out generally at the end of three years, although there is no substantive vesting period. The value of the deferred bonus paid will be equivalent to the original deferred bonus adjusted for dividends and changes in the market value of RBC common shares at the time the bonus is paid. The value of the deferred bonus liability as of October 31, 2013 was $533.7 million and is included in accrued compensation on the consolidated statement of financial condition.

17. FAIR VALUE OF FINANCIAL INSTRUMENTS

A significant portion of the Company's consolidated statement of financial condition is carried at fair value with changes in fair value recognized in earnings each period. Assets and liabilities are measured at fair value, either through election of fair value option or as required by other accounting guidance.

Fair Value Measurements – ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

Fair Value Option – ASC 825, *Financial Instruments*, provides a fair value option that allows entities to irrevocably elect fair value as the initial and subsequent measurement attribute for certain financial assets and liabilities. The election is made on an instrument-by-instrument basis at initial recognition of an asset or liability or upon an event that gives rise to a new basis of accounting for that instrument. The Company has elected the fair value option for securities purchased under agreements to resell, securities sold under agreements to repurchase and certain short-term borrowings.

Fair Value Hierarchy and Valuation Framework – In determining fair value, a hierarchy is used which prioritizes the inputs to valuation techniques. The fair value hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The availability of inputs relevant to the asset or liability and the relative reliability of the inputs could affect the selection of appropriate valuation techniques. The fair value hierarchy consists of three broad levels:

- Level 1 inputs are unadjusted quoted prices in active markets for identical assets or liabilities that the entity has the ability to access at the measurement date.

- Level 2 inputs are inputs other than quoted prices in Level 1 that are observable for the asset or liability, either directly or indirectly. Level 2 inputs include quoted prices for similar assets or liabilities in active markets or quoted prices for identical or similar assets or liabilities in markets that are not active, and inputs that are derived principally from observable market data.

- Level 3 inputs are unobservable inputs for the asset or liability. Unobservable inputs are used to measure fair value to the extent that observable inputs are not available at the measurement date.

Valuation Process – The Company's business units are responsible for valuing their respective portfolio of financial assets and liabilities.

The Global Valuation Committee, established by RBC, is an independent group responsible for providing oversight on financial instruments fair value policies and practices, escalating significant valuation issues, and reviewing and approving valuation adjustment methodologies.

The Valuation Group ("VG") is responsible for the Company's valuation policies, processes and procedures. VG is independent of the business units and reports to the Chief Financial Officer, who has final authority over the valuation of the Company's financial instruments. VG implements valuation control processes to validate the fair value of the Company's financial instruments measured at fair value including those derived from pricing models. These control processes are designed to assure that the values used for financial reporting are based on observable inputs, wherever possible. In the event that observable inputs are not available, the control processes are designed to ensure the valuation approach utilized is appropriate and consistently applied and the assumptions are reasonable.

The Company's control processes apply to financial instruments categorized in Level 1, Level 2 or Level 3 of the fair value hierarchy, unless otherwise noted. These control processes include:

Model Review – VG, in conjunction with the Global Risk Management Department ("GRM") and, where appropriate, the Credit Risk Management Department, both of which report to the Chief Risk Officer, independently review valuation models' theoretical soundness, the appropriateness of the valuation methodology and calibration techniques developed by the business units using observable inputs. Where inputs are not observable, VG reviews the appropriateness of the proposed valuation methodology to ensure it is consistent with how a market participant would arrive at the unobservable input. The valuation methodologies utilized in the absence of observable inputs may include extrapolation techniques and the use of comparable observable inputs. As part of the review, VG develops a methodology to independently verify the fair value generated by the business unit's valuation models. Before trades are executed using new valuation models, those models are required to be independently reviewed. All of the Company's valuation models are subject to an independent annual review by VG.

Independent price verification ("IPV") – IPV is a control process by which system market prices or model inputs are verified for accuracy or reasonableness. Generally on a monthly basis, VG independently validates the fair values of financial instruments determined using valuation models by determining the appropriateness of the inputs used by the business units and by testing compliance with the documented valuation methodologies approved in the model review process described above.

The relevance and reliability of the IPV process is dependent on the quality of the inputs used. Assessing data sources and input factors is a judgmental process in which all facts and circumstances have to be taken into account. For example, the use of observable prices from active markets are maximized and the use of unobservable inputs minimized. Conversely, when a market is deemed to be inactive, observable inputs may not be available, and in such circumstances compensating controls are employed.

For financial instruments categorized within Level 3 of the fair value hierarchy, VG reviews the business unit's valuation techniques to ensure these are consistent with market participant assumptions.

The results of this independent price verification and any adjustments made by VG to the fair value generated by the business units are presented to management of the Company and Global Valuation Committee.

Review of New Level 3 Transactions - VG reviews the models and valuation methodology used to price all new material Level 3 transactions.

Level 1 and 2 Valuation Techniques:

Securities Purchased/Sold under Agreements to Resell/Repurchase and Short-Term Borrowings — The fair value of reverse repurchase and repurchase agreements and short-term borrowings are determined using discounted cash flow models using multiple market inputs, including interest rates and spreads. The inputs are generally from actively quoted markets and can be validated through external sources, including brokers, pricing services, and market transactions.

U.S. and Canadian Government and Agency Obligations and Securities Segregated under Federal and Other Regulations — The fair values of government issued or guaranteed debt securities in active markets are determined by reference to recent transaction prices, broker quotes, or third-party vendor prices and are classified as Level 1 in the fair value hierarchy. The fair value of securities not traded in active markets are based on either security prices, or valuation techniques using implied yields and risk spreads derived from prices of actively traded and similar government securities. Securities with observable prices or rate inputs as compared to transaction prices, dealer quotes or vendor prices are classified as Level 2 in the hierarchy.

State and Municipal Obligations — State and municipal bonds are determined using either recently executed transaction prices, broker quotes, pricing services, or in certain instances, discounted cash flow valuation models using rate inputs such as benchmark yields and risk spreads of comparable securities. Securities with observable prices or rate inputs as compared to transaction prices, dealer quotes or vendor prices are classified as Level 2 in the hierarchy. Securities where inputs are unobservable are classified as Level 3 in the hierarchy.

Corporate Obligations — (Including Commercial Paper) —The fair value of corporate debt is estimated using market price quotations (where observable), bond spreads, or credit default swap spreads adjusted for any basis differences between cash and derivative instruments. Securities with observable prices or rate inputs as compared to transaction prices, dealer quotes or vendor prices are classified as Level 2 in the hierarchy. Securities where inputs are unobservable are classified as Level 3 in the hierarchy.

Equities and Warrants — Exchange-traded securities are generally valued based on quoted prices from an exchange. To the extent these securities are actively traded, they are categorized in Level 1 of the fair value hierarchy. To the extent that the securities are not listed, actively traded, or restricted, the securities are generally categorized in Level 2 of the fair value hierarchy.

Money Market Funds — Money market mutual funds are valued using the published net asset value ("NAV") of the fund. The NAV of the funds is at amortized cost in accordance with rules

under the Investment Company Act of 1940 (Rule 2a-7). Generally, amortized cost approximates the current fair value of a security, and since pricing information is readily available on an on-going basis, such securities are categorized as Level 1 of the fair value hierarchy.

Certificates of Deposits (in "Other") — The fair value of certificates of deposit is estimated using yield curves and credit spreads, where available, and classified as Level 2 of the fair value hierarchy. The yield curves and spreads are from actively quoted markets and can be validated through external sources, including brokers, pricing services, and market transactions. To the extent yield curves and credit spreads are not available, these securities are generally classified as Level 3.

Level 3 Valuation Techniques — Within state and municipal obligations and corporate obligations, the Company holds certain Auction Rate Securities ("ARS") and TOBs. These securities are classified as Level 3 due to long-dated maturities and/or significant unobservable spreads.

The fair value of ARS is determined using a discounted cash flow calculation model, which relies on independent external market data, where available, and an internally developed methodology to discount for the lack of liquidity and non-performance risk in the current market environment. Inputs that affect the valuation of the ARS are the underlying collateral types, structure, liquidity considerations, independent external market data, the maximum interest rate, and quality of underlying issuers/insurers.

The fair value of asset backed securities and TOBs are determined using prices from pricing services and/or brokers. These securities are classified as Level 3 due to a lack of market observable pricing.

The following table presents the financial instruments measured at fair value on a recurring basis as of October 31, 2013 categorized by the valuation hierarchy set out in ASC 820 (in thousands):

	Fair Value Measurements Using			
	Level 1	Level 2	Level 3	Assets/ Liabilities at Fair Value
Financial assets:				
Securities segregated under Federal and other regulations	$ -	$ 806,912	$ -	$ 806,912
Securities purchased under agreements to resell	-	30,841,366	-	30,841,366
Securities received as collateral	-	182,734	-	182,734
Securities owned, at fair value:				
U.S. and Canadian government and agency obligations	2,841,561	5,815,471	-	8,657,032
State and municipal obligations	2,212	3,478,022	844,695	4,324,929
Corporate obligations	-	3,464,351	360,732	3,825,083
Equities and warrants (1)	408,575	237,477	-	646,052
Commercial paper	-	92,575	-	92,575
Money market funds	149,551	-	-	149,551
Other	-	435,616	21,243	456,859
	$ 3,401,899	$ 13,523,512	$ 1,226,670	$ 18,152,081
Other assets:				
Mutual funds (2)	$ 555,553	$ -	$ -	$ 555,553
Forward rate agreements	-	39,524	-	39,524
Interest rate swaps	101	2,171	-	2,272
Total return swaps	-	44,989	-	44,989
	$ 555,654	$ 86,684	$ -	$ 642,338
Total	$ 3,957,553	$ 45,441,208	$ 1,226,670	$ 50,625,431
Financial liabilities:				
Short-term borrowings	$ -	$ 2,936,677	$ -	$ 2,936,677
Securities sold under agreements to repurchase	-	32,686,117	-	32,686,117
Obligations to return securities received as collateral	-	182,734	-	182,734
Securities sold, but not yet purchased, at fair value:				
U.S. and Canadian government and agency obligations	3,615,237	4,866,396	-	8,481,633
State and municipal obligations	-	217	66	283
Corporate obligations	1,144	1,721,097	18,496	1,740,737
Equities and warrants (1)	428,739	-	-	428,739
Other	76,273	38,649	973	115,895
	$ 4,121,393	$ 6,626,359	$ 19,535	$ 10,767,287
Accounts payable and accrued liabilities:				
Forward rate agreements	$ -	$ 54,366	$ -	$ 54,366
Interest rate swaps	-	2,008	-	2,008
Total return swaps	-	5,920	-	5,920
	$ -	$ 62,294	$ -	$ 62,294
Total	$ 4,121,393	$ 42,494,181	$ 19,535	$ 46,635,109

(1) Includes exchange traded listed options
(2) Primarily wealth accumulation plan assets (see Note 16) — inputs are quoted prices (unadjusted) of identical instruments

There were no assets or liabilities measured at fair value on a nonrecurring basis during 2013.

Transfers between levels of the fair value hierarchy – Certain securities were transferred between categories during the twelve months ended October 31, 2013.

Transfers between Level 1 and Level 2 are dependant on whether fair values are obtained on the basis of quoted market prices in active markets. Transfers between levels are reported at the end of the reporting period in which they occur.

During the year ended October 31, 2013, certain U.S. and Canadian government and agency obligations were transferred between Level 1 and Level 2 of the fair value hierarchy due to price transparency and observability of inputs. Securities of approximately $0.6 million, reported in securities owned, at fair value, and securities of approximately $0.7 million, reported in securities sold, but not yet purchased, were transferred into Level 2 from Level 1. Securities of approximately $538.4 million, reported in securities owned, at fair value and securities of approximately $466.4 million, reported in securities sold and not yet purchased, at fair value were transferred into Level 1 from Level 2.

Transfers of assets and liabilities in and out of Level 3 are dependent on whether or not valuation inputs are observable. Transfers in and out of Level 3 are assumed to occur at the end of the period. During the year, securities of approximately $168.1 million, reported in securities owned, at fair value, and securities of $7.3 million, reported in securities sold and not yet purchased, were transferred into Level 3 from Level 2. Securities of approximately $51.6 million, reported in securities owned, at fair value and securities of approximately $7.1 million, reported in securities sold and not yet purchased, at fair value were transferred out of Level 3 to Level 2.

Sensitivity of the Fair Value to Changes in the Unobservable Inputs — Due to the unobservable nature of the inputs used to measure Level 3 assets and liabilities, there may be uncertainty about the valuation of Level 3 financial assets and liabilities.

The following is a summary of the unobservable inputs of the Level 3 assets and liabilities and the Company's approach to develop reasonable possible alternative assumptions used to determine sensitivity.

The fair value of certain ARS is determined by discounted cash flow valuation technique. Cash flows of the underlying ARS assets are forecasted based on unobservable parameters such as defaults, prepayments and delinquencies, and are discounted using a market observable interest rate and an unobservable discount margin. In calculating the sensitivity of these ARS, we decreased the discount margin between 0.2% and 1.2% and increased the discount margin between 0.5% and 2.0%, depending on the specific reasonable range of fair value uncertainty for each particular financial instrument's market.

The fair value of corporate bonds and municipal bonds in Level 3 are determined using comparable prices. Unobservable inputs may include conditional prepayment rate, constant default rate and loss severity. Sensitivities are determined based on plus or minus one standard deviation of the bid-offer spreads or input prices if a sufficient number of prices is received, or using high and low vendor prices as reasonably possible alternative assumptions.

Financial Instruments Not Measured at Fair Value — The carrying amounts and fair values of other financial assets and financial liabilities not measured at fair value in the consolidated statement of financial condition at October 31, 2013, are as follows (in thousands):

	Carrying Value	Estimated Fair Value
Securities borrowed	8,464,706	8,464,706
Receivables	5,081,595	5,081,595
Drafts payable	97,506	97,506
Securities loaned	3,003,447	3,003,447
Payables	6,364,998	6,364,998
Short-term borrowings (1)	3,720,928	3,720,928
Long-term borrowings from affiliates	400,000	409,603
Liabilities subordinated to claims of general creditors	1,400,000	1,367,492

(1) Short-term borrowings of $2.9 billion from Bedford Row is recorded at fair value, through fair value option election.

The above financial instruments are included in Level 2 of the fair value hierarchy, where inputs are derived principally from observable market data. Carrying value approximates fair value with the exception of long-term borrowings with affiliates and liabilities subordinated to claims of general creditors. In those cases, the discounted cash flow is used in the calculation of fair value. The credit spread and interest rate are inputs in calculating fair value.

18. DERIVATIVES

The Company enters into derivatives to satisfy the needs of its customers and to manage the Company's exposure to risk resulting from its trading activities and compensation plans. The Company uses industry standard derivative contracts whenever appropriate.

Derivatives with a positive fair value are reported in other assets and derivatives with a negative fair value are reported in accounts payable and accrued liabilities on the consolidated statement of financial condition. These balances generally represent future commitments to exchange payment streams based on contract or notional amounts or to purchase or sell physical assets at specified terms on a specified date. Both over-the-counter and exchange-traded derivatives are reflected in the table below (in thousands):

Derivatives not designated as hedging instruments:

	Gross Assets — Fair Value	Gross Liabilities — Fair Value	Contract/ Notional
Interest rate contracts			
Forward rate agreements	$ 39,524	$ 54,366	3,132,054
Interest rate swaps	2,272	2,008	627,530
	$ 41,796	$ 56,374	3,759,584
Equity derivatives			
Total return swaps (see Note 16)	$ 44,989	$ 5,920	3,098,505
	$ 44,989	$ 5,920	3,098,505
Total	$ 86,785	$ 62,294	6,858,089

There are no derivatives designated as hedging instruments as of October 31, 2013.

19. COLLATERIZED TRANSACTIONS

The Company enters into collateralized reverse repurchase and repurchase agreements and securities borrowing and lending transactions which may result in credit exposure in the event the counterparty to the transaction is unable to fulfill its contractual obligations. The Company attempts to minimize credit risk associated with these activities by monitoring counterparty credit exposure and collateral values on a daily basis and requiring additional collateral to be deposited with or returned to the Company when deemed necessary.

The Company may also pledge customers' securities as collateral for bank loans, securities loaned, or to satisfy margin deposit requirements of various clearinghouses and exchanges. In the event the Company's counterparty is unable to return the securities pledged, the Company might need to acquire the securities at prevailing market prices. In the case of repurchase agreements, the Company risks holding collateral at a market value less than contract value of the repurchase agreement. To control these risks, the Company monitors the market value of securities pledged and requires adjustments of collateral levels when deemed necessary.

At October 31, 2013, the fair value of securities received as collateral where the Company is permitted to sell or repledge the securities was approximately $45.3 billion, and substantially all has been sold or repledged.

20. VARIABLE INTEREST ENTITIES

Consolidated VIEs

A VIE is an entity in which the equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. The entity that consolidates a VIE is known as the primary beneficiary, and is the entity with (1) the power to direct the activities of the VIE that most significantly impact the VIE's economic performance and (2) has an obligation to absorb losses or the right to receive benefits that in either case could potentially be significant to the VIE.

The Company consolidates VIEs of which it is the primary beneficiary. The Company performs qualitative, and in certain cases, quantitative, analyses to determine whether the Company is the primary beneficiary of a VIE based on the facts and circumstances and the Company's interest(s) in the VIE.

The Company sold certain municipal bonds into TOB programs, where each TOB program consists of a credit enhancement ("CE") trust and a TOB trust. Both the CE and the TOB trusts are VIEs. Each bond sold to the TOB program is supported by a letter of credit issued by the Ultimate Parent, which requires the Company to extend funding if there are any credit losses on the bond, and is financed by the issuance of floating-rate certificates to short-term investors and a residual certificate. The Company is the remarketing agent for certain floating-rate certificates and the Ultimate Parent provides liquidity facilities to each of the TOB programs to purchase any floating-rate certificates that have been tendered but not remarketed. The Company also holds the residual certificates issued by these TOB programs, which will expose the Company to interest rate basis risk. The Company consolidates TOB VIEs in which the Company is the holder of the residual certificate as the Company has the power to direct the significant activities of the VIEs and is exposed to losses that could be potentially significant to the TOB VIEs.

As of October 31, 2013, the assets and liabilities of consolidated VIEs recorded in the Company's consolidated statement of financial condition are as follows (in thousands):

	Municipal TOB Trusts
Consolidated assets (1)	
Cash and cash equivalents	$ 15,068
Securities owned, at fair value	3,564,655
Other assets	4,727
Total assets	$ 3,584,450
Consolidated liabilities	
Short-term borrowings	$ 3,576,355
Accounts payable and accrued liabilities	4,746
Total liabilities	$ 3,581,101

(1) Investors do not have recourse to the Company's general assets, unless the Company breaches its contractual obligations related to these VIEs.

Nonconsolidated Variable Interest Entities

Securitization transactions generally involve VIEs. Primarily as a result of its secondary market-making activities, the Company owns securities issued by securitization special purpose entities ("SPEs") for which the maximum exposure to loss is generally limited to the fair value of the Company's investments in the VIEs. The Company's primary risk exposure is to the securities issued by the SPE owned by the Company, with the risk highest on the most subordinate class of beneficial interests. The Company does not provide additional support in these transactions through contractual facilities, such as liquidity facilities, guarantees or similar derivatives. Additionally, during the year ended October 31, 2013, the Company did not provide any form of noncontractual support to any of these entities. The Company's maximum exposure to loss is equal to the fair value of the securities owned.

The following table provides information about nonconsolidated VIEs as of October 31, 2013, in which the Company has variable interests (in millions):

	VIE assets that the Company does not consolidate	Carrying value of exposure to loss in VIE - Securities owned, at fair value	Maximum exposure to loss - Securities owned, at fair value
Auction Rate Securities (1)	$ 2,037	$ 448	$ 448
Asset Backed Securities	73,536	560	560
Collateralized Mortgage Obligation	118,043	508	508
Mortgage Backed Securities	30,767	222	222
ETFs	106,847	59	59
Total	**$ 331,230**	**$ 1,797**	**$ 1,797**

21. RELATED PARTY TRANSACTIONS

The Company provides certain services related to securities transactions for its affiliates. In the normal course of business, the Company earns certain fees from financing, clearing, custody and other services from certain affiliates. The Company also manages the business affairs of certain affiliates under service level agreements ("SLA").

The Company, at October 31, 2013, had the following outstanding assets and liabilities with affiliates (in thousands):

ASSETS:	
Cash and cash equivalents	$ 13,264
Cash and securities segregated under Federal and other regulations	111,851
Securities purchased under agreements to resell, at fair value	926,730
Securities borrowed	437,741
Receivable from broker-dealers and clearing organizations	1,456,677
Receivable from Parent and affiliates	145,662
Other assets	53,470
LIABILITIES:	
Short-term borrowings	$ 3,079,249
Securities sold under agreements to repurchase, at fair value	692,541
Securities loaned	508,356
Payable to broker-dealers and clearing organizations	19,758
Payable to affiliates	3,328,402
Accounts payable and accrued liabilities	15,259
Long-term borrowings with affiliates	400,000
Liabilities subordinated to claims of general creditors from affiliates	1,400,000

22. REGULATORY CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital. The Company has elected to use the alternative method, permitted by the rule, which requires the Company maintain minimum net capital, as defined, equal to the greater of $1.5 million or 2% of aggregate debit balances arising from customer transactions, as defined.

The Company is also subject to the Commodity Futures Trading Commission's minimum financial requirements (Regulation 1.17) which require the Company maintain net capital, as defined, equal to 8% of the total risk margin requirement for positions carried in customer accounts and 8% of the total risk margin requirement for positions carried in noncustomer accounts, as defined. In addition, the FINRA may require a member firm to reduce its business if net capital is less than 4% of aggregate debits and may prohibit a firm from expanding its business if net capital is less than 5% of aggregate debits. At October 31, 2013, the Company had net capital of $995.4 million, which was $893.1 million in excess of the required minimum net capital.

To allow an affiliate to classify its assets held by the Company as allowable assets in their computation of net capital, the Company computes a separate reserve requirement for PAIB.

23. SUBSEQUENT EVENT

The Company has evaluated events and transactions that occurred subsequent to October 31, 2013 through the date the consolidated statement of financial condition was issued, and determined there were no events or transactions during such period which would require recognition or disclosure in the consolidated statement of financial condition other than as discussed below.

On December 10, 2013, the Federal Reserve Board, Securities & Exchange Commission, Office of the Comptroller of the Currency, Federal Deposit Insurance Corporation, and Commodity Futures Trading Commission released final rules implementing the so-called Volcker Rule ("Volcker Rule"). The Volcker Rule, a part of the Dodd-Frank Wall Street Reform and Consumer Protection Act, was designed to prohibit banks from engaging in proprietary trading and owning or engaging in certain transactions with hedge funds or private equity funds. Under the Volcker Rule, certain activities may be permitted to continue (e.g. U.S government, agency, state, and municipal obligations, exemptions available for market making, underwriting, and risk mitigating/hedging activities), although under new, restrictive definitions. The Company, a wholly owned subsidiary of the Royal Bank of Canada, is engaged in proprietary trading activities subject to the restrictions of the Volcker Rule. The Company is evaluating the impact of these restrictions on its operations based on the expected conformance period, as stipulated by the Federal Reserve Board, through July 21, 2015.

******

Deloitte.

Deloitte & Touche LLP
30 Rockefeller Plaza
New York, NY 10112-0015
USA

Tel: +1 212 492 4000
Fax: +1 212 489 1687
www.deloitte.com

December 23, 2013

To the Board of Directors and Members of
RBC Capital Markets, LLC & Subsidiaries
New York, New York

In planning and performing our audit of the consolidated financial statements of RBC Capital Markets, LLC and Subsidiaries (the "Company") as of and for the year ended October 31, 2013 (on which we issued our report dated December 23, 2013 and such report expressed an unmodified opinion on those financial statements), in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing an opinion on the consolidated financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures we considered relevant to the objectives stated in Rule 17a-5(g), in the following: (1) making the periodic computations of aggregate debits and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e); (2) making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13; (3) complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and (4) obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

In addition, as required by Regulation 1.16 of the Commodity Futures Trading Commission ("CFTC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding customer and firm assets. This study included tests of such practices and procedures we considered relevant to the objectives stated in Regulation 1.16, in the following: (1) making the periodic computations of minimum financial requirements pursuant to Regulation 1.17; (2) making the daily computations of the segregation requirements of Section 4d(a)(2) of the Commodity Exchange Act and the regulations thereunder, and the segregation of funds based on such computations; and (3) making the daily computations of the foreign futures and foreign options secured amount requirements pursuant to Regulation 30.7 of the CFTC.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraphs. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraphs and to assess whether those practices and procedures can be expected to achieve the SEC's and the CFTC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) and Regulation 1.16(d)(2) list additional objectives of the practices and procedures listed in the preceding paragraphs.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency* in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first, second, and third paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities and certain regulated commodity customer and firm assets that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second and third paragraphs of this report are considered by the SEC and CFTC to be adequate for their purposes in accordance with the Securities Exchange Act of 1934, the Commodity Exchange Act, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe the Company's practices and procedures, as described in the second and third paragraphs of this report, were adequate at October 31, 2013, to meet the SEC's and CFTC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the CFTC, Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 or Regulation 1.16 of the CFTC or both in their regulation of registered broker-dealers and futures commission merchants, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP